June 16, 2009
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall
Re:	Pfizer Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed June 10, 2009 File No. 333-158237

Pfizer Inc. Annual Report on Form 10-K Filed February 27, 2009 Schedule 14A Filed March 13, 2009
Ladies and Gentlemen:
     On behalf of our client, Pfizer, Inc. (“Pfizer”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2009 (the “Comment Letter”), with respect to Pfizer’s Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on June 10, 2009 (SEC File No. 333-158237) (the “Amendment No. 3”) in connection with its proposed merger with Wyeth (“Wyeth”).
     Set forth below is the heading and text of the comment raised in the Comment Letter, followed by Pfizer’s response thereto.
Pfizer
Form 10-K for the year ended December 31, 2008
Schedule 14A
Executive Compensation: Compensation Discussion and Analysis
1.	We note your response to our prior comment 2 regarding the Value Based Portfolio Goal. Please provide a draft of the disclosure related to the Value Based Portfolio Goal as it would appear in your 2010 proxy statement assuming

Securities and Exchange Commission	2

the goals for 2010 are substantially similar as your goals disclosed in your 2009 proxy statement. Further, please confirm that you will include such disclosure anytime the Value Based Portfolio Goal as a whole is material to understanding a named executive officer’s incentive compensation.
Response
     As discussed supplementally with the Staff, this will confirm that Pfizer will not have a quantified Value Based Portfolio Goal component for the named executive officers’ annual incentive award for 2009. Additionally, no component of the named executive officers’ 2009 incentive compensation will be based on any specific value achievement for Pfizer’s development portfolio in 2009.
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     Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,
/s/ Dennis J. Block
Dennis J. Block

cc: Charles I. Cogut Simpson Thacher & Bartlett LLP

Eric M. Swedenburg Simpson Thacher & Bartlett LLP

Adam O. Emmerich Wachtell, Lipton, Rosen & Katz

David K. Lam Wachtell, Lipton, Rosen & Katz